Exhibit 3.2

AMENDMENT NO. 1 TO

AMENDED AND RESTATED BY-LAWS
OF
TARGETED MEDICAL PHARMA, INC.

Article II, Section 2.2 of the Amended and Restated Bylaws of Targeted Medical Pharma, Inc. (the ”Corporation”) hereby is amended and restated in its entirety as follows:

ARTICLE II

BOARD OF DIRECTORS

Section 2.2 Number, Term of Office and Election. The Board of Directors shall consist of not fewer than seven (7) nor more than nine (9) directors, the exact number may be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors. Except as provided in Section 2.3 below, each director shall continue in office until the next annual meeting at which such director stands for election and his successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal from office. Directors need not be stockholders unless so required by the Certificate of Incorporation or these by-laws, wherein other qualifications for directors may be prescribed.

The foregoing Amendment No. 1 to the Corporation’s Amended and Restated Bylaws was approved by the Corporation’s Board of Directors in accordance with Article VII, Section 7.6 of the Amended and Restated Bylaws on August 6, 2012.

/s/ William E. Shell
William E. Shell, MD
Chief Executive Officer